Exhibit 99.1

Borr Drilling Limited – Invitation to Webcast and Conference Call for Q3 2025 Results

Borr Drilling Limited (NYSE: BORR) plans to release its financial results for the third quarter of 2025 after the close of the New York Stock Exchange on Wednesday, 5 November 2025.

A conference call and webcast are scheduled for 10:00 AM New York time (16:00 CET) on Thursday, 6 November 2025 and participants are encouraged to dial in 10 minutes before the start of the call.

The earnings report, webcast and accompanying presentation will be available on the Investor Relations section of its website, www.borrdrilling.com.

In order to listen to the live presentation, participants may do one of the following:

a)    Webcast
To access the webcast, please go to the following link:
https://edge.media-server.com/mmc/p/cnew3tt2

b)    Conference Call

Please use the below link to register for the conference call: https://register-conf.media-server.com/register/BI3e96a12fb9a64883b3d8e2fb87e2511c

Participants will then receive dial-in details on screen and via email and may choose to dial in with their unique pin or select “Call me” and provide telephone details for the system to link them automatically.

Webcast Replay:
After the live call, a replay of the webcast will be made available via the following link: https://edge.media-server.com/mmc/p/cnew3tt2

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208